The Annual Meeting of Shareholders for the Fund was held on September 19, 2011 (the "meeting"). At the meeting, Trustees Richard E. Erickson and Thomas R. Kadlec were elected as Class I Trustees for three-year terms expiring at the Fund's annual meeting of shareholders in 2014. The number of votes cast in favor of Mr. Erickson was 23,934,124, and the number of abstentions was 405,964. The number of votes cast in favor of Mr. Kadlec was 23,938,823, and the number of abstentions was 401,265. Niel B. Nielson, James A. Bowen and Robert F. Keith are current and continuing Trustees. Mr. Nielson is currently the Class II Trustee of the Fund for a term expiring at the Fund's annual meeting of shareholders in 2012. Messrs. Bowen and Keith are currently the Class III Trustees of the Fund for a term expiring at the Fund's annual meeting of shareholders in 2013.